Filed by UBS Group AG and UBS AG (Commission File No. 1-15060) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UBS AG (Commission File No. 1-15060)

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Appendix: Taxation

The below table provides an overview of the advice that UBS has received from external advisors regarding the expected tax implications of the Exchange on outstanding awards (or the adjustment of notional shares, options, stock appreciation rights and performance shares, as relevant) in various locations and is valid as of September 2014. The advice is only in respect of the Exchange being a share-for-share exchange and excludes any cash consideration.

In relation to the Supplementary Capital Distribution which is expected to be proposed following the Exchange, you will be informed about the anticipated tax treatment closer to the time of such payment.

UBS does not provide tax advice, and you should consult your own tax advisor if you have any questions regarding the information set out below.

As a matter of principle, UBS does not, apart from tax-equalisation arrangements applicable to International Assignees, provide indemnities to employees on the tax effects of compensation matters, and the information below is based on the assumption that you were resident in your jurisdiction from the date of grant to the date of vesting or exercise, as applicable. With regard to any individuals that are considered cross border employees (i.e., employees who have transferred from one UBS entity to another in a different country, either as an assignee or a local transfer), in case there is an individual income tax or capital gains tax liability in one of the countries you have resided in during any vesting period you will receive a separate communication.

Country	Award	Tax implications
Argentina	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event. However, Argentine residents who must comply with foreign asset reporting rules must provide the updated information regarding their shareholdings in the annual informative tax return which must be filed by 31 July following the end of the tax year.
Australia	Purchased shares	Where the scrip for scrip relief is not elected by the employee, the Exchange will trigger a disposal for capital gains purposes. Employees who would like to elect for script for scrip relief must make this election via their annual income tax return. Specifically, in the “CGT Schedule” there is a box to tick which states that the taxpayer has relied upon the scrip for scrip relief.
	Unvested UBS share awards, blocked UBS shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
Austria	Unvested UBS share awards, blocked UBS shares, purchased shares	The Exchange is generally considered an act of disposition and acquisition, unless it falls within the scope of the Austrian Reorganisation Tax Act and is effected at book values. The Exchange may therefore result in the realisation of taxable capital gains based on the difference between the acquisition costs and the fair value of the exchanged UBS shares. Employees are advised to seek their own tax advice.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Bahamas	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Bahrain	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Belgium	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, stock-settled share appreciation rights and performance shares

The Exchange does not constitute a taxable event provided that it falls within the scope of the normal management of the individual’s private estate, which needs to be checked on an individual basis.

Belgian residents need to include ownership of a foreign bank or brokerage account in their annual income tax return.

	Options	It is expected that the Exchange will not constitute a taxable event; however, UBS has submitted a ruling request to the Belgian tax authorities, This tax appendix will be updated accordingly in due course once the ruling has been received.

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Country	Award	Tax implications
Brazil	Unvested UBS share awards, blocked UBS shares, purchased shares	Capital gains tax will be due (based on the difference between the cost of acquisition of the UBS AG shares and the market value of the UBS Group AG shares on the date of the Exchange). Employees should report the ownership of the UBS Group AG shares and write off the ownership of the former UBS AG shares in their income tax return.
	Notional shares, performance shares, options, stock-settled share appreciation rights	The Exchange does not constitute a taxable event.
Canada	Unvested UBS share awards, blocked UBS shares and purchased shares	The Exchange does not constitute a taxable event unless the employee elects to report a capital gain/loss in his/her annual income tax return. Any realized gain/loss reported is equal to the difference between the fair market value of the UBS Group AG shares received, less the adjusted cost base of the UBS AG shares relinquished.
	Notional shares, options, stock-settled share appreciation rights	The Exchange does not constitute a taxable event.
Cayman Islands	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Chile	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event. However, employees must update the information pertaining to their foreign investments reported to the Chilean Tax Authority (investments recorded in Foreign Investment Registry).
China	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
Columbia	Unvested UBS share awards, blocked UBS shares, purchased shares

If the employee is required to file an income tax return in Colombia then the Exchange constitutes a taxable event.

The taxable amount is the difference between the fair market value of the UBS Group AG shares and the employee’s tax basis in the UBS AG shares. The tax basis refers to the amount (if any) paid to acquire the UBS AG shares. Unvested UBS share awards and blocked UBS shares will have a tax basis of zero. If the employee held the UBS AG shares for two years or more, the gain will be subject to capital gains tax; otherwise it will be ordinary income.

	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Cyprus	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Egypt	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
France	Unvested UBS share awards, blocked UBS shares, purchased shares, non-qualified notional shares, non-qualified options, non-qualified stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event for non-qualified awards. Employees who hold qualified notional shares and/or shares acquired on exercise of qualified options are advised to seek their own tax advice.
Germany	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Greece	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
Hong Kong	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Hungary	Unvested UBS share awards, blocked UBS shares, purchased shares	Although the Exchange is a taxable event, since the Exchange is made on the basis that the fair market value of the UBS AG shares is the same as the UBS Group AG shares received, the taxation can be deferred until the shares are sold. In case the deferral of taxation to sale is opted for, the employee must report this to the tax authority in the annual tax return.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
India	Unvested UBS share awards, blocked UBS shares, purchased shares	The Exchange triggers income tax. The taxable amount is the difference between the fair value of the UBS Group AG shares on the date of the Exchange, reduced by the cost of acquisition and the expenses incurred (if any) in connection with the Exchange. If the UBS AG shares were held for a period exceeding one year, an inflation adjustment applies. Employees must declare any income tax due via their annual income tax return.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Indonesia	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Ireland	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Israel	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	UBS has applied for a tax ruling with the Israeli tax authorities to confirm that the Exchange will not constitute a taxable event for Israeli employees. This tax appendix will be updated accordingly in due course once the ruling has been received.

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Country	Award	Tax implications
Italy	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Japan	Unvested UBS share awards, purchased shares	The Exchange will constitute a taxable event because it is legally not similar to either a share exchange (Kabushiki-Kokan) or a share transfer (Kabushiki-Iten) under Japanese corporate law. The individual generally will be required to file a Japanese individual income tax return in relation to the Exchange. The taxable amount is the difference between the acquisition costs of the UBS AG Shares and the fair value of the UBS Group AG shares received in the Exchange. Employees are advised to seek their own tax advice.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Jersey	Unvested UBS share awards, blocked UBS shares, purchased shares	The Exchange constitutes a capital event; however, there is no capital gains tax. Employees must disclose the Exchange in their annual tax return if the UBS AG shares are vested or are held in their own name.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Kazakhstan	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Lebanon	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Lichtenstein	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Luxembourg	Unvested UBS share awards, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
	Blocked UBS shares, purchased shares	Capital gains tax is likely to be due on the difference between the acquisition price of the UBS AG shares and the market value of the UBS Group AG shares on the date of the Exchange. However, the gain is tax exempted if the Exchange occurs more than 6 months after the acquisition date of the UBS AG shares. Employees are responsible for declaring any capital gains tax due in their income tax return.
Malaysia	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Mexico	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Monaco	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Netherlands	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
New Zealand	Unvested UBS share awards, blocked UBS shares, purchased shares

If the Foreign Investment Fund (FIF) rules apply, the Exchange will likely constitute the disposal of one FIF interest and the acquisition of a new FIF interest. This acquisition and disposal of FIF interests is relevant to the calculation of taxable FIF income.

The employee will be subject to such rules if the cost of all FIF interests held (including all overseas shares held (not just UBS shares) but excluding certain approved listed Australian shares) exceeds NZ $50,000. It is also possible to voluntarily opt into the FIF rules by including income of less than NZ $50,000 in an individual’s tax return.

If the FIF rules do not apply, and the shares are held on a revenue account, there will be tax due Whether the account qualifies as a revenue or capital account is based on the employee’s own assessment.

	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Nigeria	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Panama	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Peru	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Philippines	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
Poland	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Portugal	Unvested UBS share awards, blocked UBS shares, purchased shares	The Exchange triggers capital gains tax based on the difference between the cost of acquisition of the UBS AG shares and the market value of the UBS Group AG shares on the date of the Exchange. The gain should be reported in the employee’s annual tax return.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Puerto Rico	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Qatar	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Romania	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Russia	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Saudi Arabia	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Singapore	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	It is expected that the Exchange will not constitute a taxable event; however, UBS has submitted a ruling request to the Singapore tax authorities to confirm this treatment. This tax appendix will be updated accordingly in due course once the ruling has been received.

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Country	Award	Tax implications
Spain	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
South Africa	Purchased shares	The Exchange triggers capital gains tax based on the difference between the proceeds on the disposal of the UBS AG shares and their base cost. The proceeds will be the market value of the UBS Group AG shares acquired. The base cost is equal to the acquisition cost of the purchased shares. Employees need to report this capital gain in their annual tax return.
	Unvested UBS share awards, blocked UBS shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
South Korea	Unvested UBS share awards, blocked UBS shares, purchased shares	The Exchange triggers capital gains tax. The taxable amount is the fair market value of the UBS Group AG shares on the day the shares are exchanged, less either the amount paid to acquire the UBS AG shares or the amount on which the employee has previously been subject to income tax.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Sweden	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Switzerland	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	It is expected that the Exchange will not constitute a taxable event; however, UBS has submitted a ruling request to the Swiss tax authorities to confirm this treatment. This tax appendix will be updated accordingly once the ruling has been received.
Taiwan	Unvested UBS share awards, blocked UBS shares, notional shares, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
	Purchased shares	Tax will be due on the taxable amount (fair market value less basis). Any gain derived from the exchange of the purchased shares must be reported in the Taiwanese individual’s income tax return (i.e., incorporated into the Individual Basic Income to calculate the Alternative Minimum Tax). Taiwan provides a NTD 6M (or proposed to increase to NTD$6.7M in the coming year) Alternative Minimum Tax exclusion to individuals. Any excess over the NTD 6M would be subject to Taiwanese individual income taxation.
	Options	The tax rules in this area are not very clear, and it is likely the Exchange will not constitute a taxable event. However, employees holding UBS Options should consult with their own tax advisors to confirm this position.
Thailand	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Turkey	Unvested UBS share awards, blocked UBS shares, purchased shares	The Exchange triggers capital gains tax based on the positive difference between the fair market value of the UBS Group AG shares acquired at the date of the Exchange and either the purchase costs of the UBS AG shares or the amount that has previously been taxed. Purchase costs are the fair market value at the time the UBS AG shares are economically and legally owned by the employee. In calculating the gain, the purchase cost of the UBS AG shares may be adjusted using indices announced by the State Institute of Statistics (SIS) if the inflation increase announced by the SIS for the related period is 10% or higher. Employees need to report any offshore capital gains in their annual tax return.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
UAE	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
UK	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Ukraine	Unvested UBS share awards, blocked UBS shares, purchased shares	The Exchange may constitute a taxable event but the position is unclear under the Tax Code of Ukraine. One position is that the taxable profit from the Exchange will be the sales proceeds (i.e., the current value of the UBS Group AG shares) less expenses incurred in connection with the acquisition of the UBS AG shares. UBS Group AG shares are acquired at a cost equal to the current value of the UBS AG shares. These expenses may be offset against sales proceeds when the UBS Group AG shares are sold in the future. Another position is that contribution of property or intangible assets to the share capital in exchange for corporate rights is not considered as income received (i.e. such contribution should be treated as an “expense”). Under the Ukraine Tax Code, if two articles are applicable, the one most beneficial for a taxpayer may be used. However, employees are advised to seek their own tax advice.
	Notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
Uruguay	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.
US	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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Country	Award	Tax implications
Venezuela	Unvested UBS share awards, blocked UBS shares, purchased shares, notional shares, options, stock-settled share appreciation rights and performance shares	The Exchange does not constitute a taxable event.

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DISCLAIMER

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary offer to exchange/prospectus. UBS AG and UBS Group may file with the SEC additional materials relevant to the exchange offer, including the filing by UBS Group of a final offer to exchange/prospectus. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by UBS Group in due course in connection with the proposed tender offer.

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In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by UBS Group or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. UBS Group, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced exchange offer to exchange shares of UBS AG for shares UBS Group), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements,

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resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 and UBS’s Report on Form 6-K filed with the SEC on 29 September 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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